SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                          March                         2006
                        ----------------------------------------   ------------
Commission File Number                  000-51034
                        ----------------------------------------

                           ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

                  Form 20-F                       Form 40-F          X
                             ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                         No          X
                       ------------------         ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


===============================================================================

                                 DOCUMENT INDEX

Documents

1. Press Release dated June 29, 2005 ("ACE AVIATION ANNOUNCES SUCCESSFUL COMPLETION OF AEROPLAN INCOME FUND INITIAL PUBLIC OFFERING FOR GROSS PROCEEDS OF $250 MILLION").

2. Press Release dated June 30, 2005 ("ACE AVIATION ANNOUNCES EXERCISE OF UNDERWRITERS' OVER-ALLOTMENT OPTION IN AEROPLAN INCOME FUND").

3. Press Release dated July 18, 2005 ("CANADA CONTINUES ROUTE EXPANSION WITH MORE NON-STOP FLIGHTS AND IMPROVED SCHEDULES ACROSS CANADA AND THE UNITED STATES").

4. Press Release dated September 7, 2005 ("AIR CANADA REPORTS HIGHEST SYSTEM LOAD FACTOR IN AIRLINE'S HISTORY FOR SECOND CONSECUTIVE MONTH").

5. Press Release dated September 27, 2005 ("ACE AVIATION COMPLETES INVESTMENT IN MERGED US AIRWAYS-AMERICA WEST CARRIER").

6. Press Release dated September 30, 2005 ("ACE AVIATION HOLDINGS INC. UPDATES ITS INTENTION TO PROCEED WITH AN INITIAL PUBLIC OFFERING OF JAZZ AIR LIMITED PARTNERSHIP").

7. Press Release dated October 6, 2005 ("AIR CANADA REPORTS EIGHTEENTH CONSECUTIVE MONTH OF RECORD LOAD FACTORS FOR SEPTEMBER ON 7.2% CAPACITY GROWTH").

8. Press Release dated November 3, 2005 ("AIR CANADA REPORTS NINETEENTH CONSECUTIVE MONTH OF RECORD LOAD FACTORS FOR OCTOBER ON 4.7% CAPACITY GROWTH").

9. Press Release dated November 28, 2005 ("ACE AVIATION HOLDINGS INC. ANNOUNCES THE CREATION OF JAZZ AIR INCOME FUND").

10. Press Release dated December 6, 2005 ("AIR CANADA REPORTS TWENTIETH CONSECUTIVE MONTH OF RECORD LOAD FACTORS FOR NOVEMBER ON 3.1% CAPACITY GROWTH").

11. Press Release dated January 5, 2006 ("AIR CANADA REPORTS TWENTY FIRST CONSECUTIVE MONTH OF RECORD LOAD FACTORS FOR DECEMBER ON 4.5% CAPACITY GROWTH").

12. Press Release dated January 24, 2006 ("ACE AVIATION ANNOUNCES PRICING OF JAZZ AIR INCOME FUND INITIAL PUBLIC OFFERING AND FILING OF FINAL PROSPECTUS FOR THE FUND").

13. Press Release dated February 2, 2006 ("ACE AVIATION ANNOUNCES SUCCESSFUL COMPLETION OF JAZZ AIR INCOME FUND INITIAL PUBLIC OFFERING FOR GROSS PROCEEDS OF $235 MILLION").

14. Press Release dated February 7, 2006 ("AIR CANADA REPORTS TWENTY SECOND CONSECUTIVE MONTH OF RECORD SYSTEM LOAD FACTORS FOR JANUARY ON 2.2% CAPACITY GROWTH").

15. Press Release dated February 27, 2006 ("ACE AVIATION AND JAZZ AIR INCOME FUND ANNOUNCE EXERCISE OF UNDERWRITERS OVER-ALLOTMENT OPTION OF JAZZ AIR INCOME FUND IPO").

16.      Notice of Meeting and Record Date dated March 9, 2006.

                                                                     Document 1

ACE Aviation Holdings Inc.
                                                              [Graphic Omitted]

News Release


- NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES -

         ACE AVIATION ANNOUNCES SUCCESSFUL COMPLETION OF AEROPLAN INCOME FUND INITIAL PUBLIC OFFERING FOR GROSS PROCEEDS OF $250 MILLION

MONTREAL, June 29, 2005 - ACE Aviation Holdings, Inc. ("ACE") and Aeroplan Limited Partnership ("Aeroplan LP") today announced that Aeroplan Income Fund (the "Fund") successfully completed its initial public offering of 25 million units at a price of $10.00 per unit for gross proceeds of $250 million. The Fund's units trade on the Toronto Stock Exchange under the symbol AER.UN.

The Fund is acquiring a 12.5 % (14.4 % assuming full exercise of the overallotment option) ownership interest in the Aeroplan LP. Aeroplan LP will retain approximately $100 million of the net proceeds of the offering to partially fund a reserve for Aeroplan Mile redemptions and for certain capital expenditures, and will distribute the balance of the net proceeds to ACE in the amount of approximately $125 million ($160 million assuming full exercise of the overallotment option). ACE will use the proceeds for general corporate purposes.

The Fund has granted to the underwriters an option to purchase up to an additional 3.75 million units at the offering price for a period expiring 30 days following the closing to cover over-allotments, if any, and for market stabilization purposes.

Distributions will be paid monthly. The first distribution is expected to be paid on or before August 15, 2005 to Unitholders of record on July 29, 2005.

The offering was underwritten by a syndicate co-led by RBC Capital Markets, sole bookrunner, CIBC World Markets and Genuity Capital Markets.

In connection with the offering, Aeroplan LP also announced today the successful completion of $475 million senior secured syndicated credit facilities. Approximately $300 million of this will be used to fund the balance of the reserve for Aeroplan Mile redemptions. RBC Capital Markets acted as lead arranger, sole bookrunner and administrative agent.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT AEROPLAN INCOME FUND

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire an interest in the outstanding limited partnership units of Aeroplan LP ("LP Units"). After completion of the Offering, ACE will continue to hold the remaining 87.5 % (85.6 % assuming full exercise of the overallotment option) of the outstanding LP Units.

ABOUT AEROPLAN

Aeroplan is Canada's premier loyalty marketing company, with approximately 5 million active members. Aeroplan benefits from its unique strategic relationship with Air Canada, in addition to its contractual arrangements with leading financial and commercial partners.

Aeroplan provides its commercial partners with loyalty marketing services to attract and retain customers and stimulate demand for these partners' products and services. The Aeroplan Program offers its approximately 5 million active members the ability to accumulate Aeroplan Miles through a network of more than 60 commercial partners, representing more than 100 brands, in the financial, retail and travel sectors and redeem those miles for rewards, including airline seats to more than 700 destinations worldwide, other travel rewards such as hotel rooms and car rentals, selected electronics merchandise and a diversified selection of experiential and specialty rewards. Aeroplan was founded in 1984 by Air Canada, Canada's largest domestic and international full-service airline, to manage the airline's frequent flyer program.

Together with its partners, Aeroplan develops and executes innovative and appealing member-targeted marketing programs designed to engage the loyalty of this affluent segment of Canadian consumers. For more information about Aeroplan, please visit www.aeroplan.com .

ABOUT ACE AVIATION HOLDINGS

ACE is the parent holding company of Air Canada and ACE's other subsidiaries. Air Canada is Canada's largest domestic and international full- service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. Air Canada is a founding member of the Star Alliance network, the world's largest airline alliance group.

In addition, ACE owns Jazz Air LP, Aeroplan LP and Destina.ca, which is an on-line travel site. The Corporation also provides Technical Services through ACTS LP, Cargo Services through AC Cargo LP and Air Canada, Groundhandling Services through ACGHS LP and Air Canada and tour operator services and leisure vacation packages through Touram LP.

The statements made in this release concerning future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. ACE and Aeroplan caution that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the control of ACE and Aeroplan. Therefore, future events and results may vary substantially from what ACE and Aeroplan currently foresees. Additional information identifying risks and uncertainties is contained in the final prospectus of the Fund and in ACE's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.

                                     - 30 -

Contacts:    Isabelle Arthur (Montreal)       (514) 422-5788
             Laura Cooke (Toronto)            (416) 263-5576
             Angela Mah (Vancouver)           (604) 270-5741

Internet:    aircanada.com

                                                                      Document 2

ACE Aviation Holdings Inc.
                                                              [Graphic Omitted]

News Release

- NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES -

        ACE AVIATION ANNOUNCES EXERCISE OF UNDERWRITERS' OVER-ALLOTMENT
                         OPTION IN AEROPLAN INCOME FUND

MONTREAL, June 30, 2005 - ACE Aviation Holdings Inc. ("ACE") and Aeroplan Income Fund (the "Fund") today announced that, in conjunction with the completion of the initial public offering of the Fund, the underwriters have elected to exercise in full their over-allotment option to purchase an additional 3.75 million units at the offering price of $10.00 per unit. The closing of the underwriters' option was held today.

The gross proceeds of $37.5 million from the exercise of the over-allotment option bring the aggregate gross proceeds of the initial public offering of the Fund to $287.5 million.

With the full exercise of the over-allotment option, ACE holds an 85.6 % interest in Aeroplan LP. The Fund holds the balance of 14.4 %. Approximately $100 million of the net proceeds of the initial public offering were retained by Aeroplan LP to partially fund a reserve for Aeroplan Mile redemptions and for certain capital expenditures. The balance of the net proceeds in the amount of approximately $160 million was distributed to ACE and will be used for general corporate purposes.

The offering was underwritten by a syndicate co-led by RBC Capital Markets, sole bookrunner, CIBC World Markets and Genuity Capital Markets.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The statements made in this release concerning future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. ACE and Aeroplan caution that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the control of ACE and Aeroplan. Therefore, future events and results may vary substantially from what ACE and Aeroplan currently foresees. Additional information identifying risks and uncertainties is contained in the final prospectus of the Fund and in ACE's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.

                                     - 30 -


Contacts:    Isabelle Arthur (Montreal)     (514) 422-5788
             Laura Cooke (Toronto)          (416) 263-5576
             Angela Mah (Vancouver)         (604) 270-5741

Internet:    aircanada.com

                                                                      Document 3

AIR CANADA

News Release                                                   [GRAPHIC OMITTED]
--------------------------------------------------------------------------------

AIR CANADA CONTINUES ROUTE EXPANSION WITH MORE NON-STOP FLIGHTS AND IMPROVED SCHEDULES ACROSS CANADA AND THE UNITED STATES

MONTREAL, July 18, 2005 - Air Canada today announced major schedule enhancements in Canada and the United States with the introduction of daily non-stop services between Vancouver-San Diego, Abbotsford-Toronto, Abbotsford-Calgary, Calgary-Newark and Calgary-Orlando. The airline is also implementing significant schedule improvements with additional flights and more routes with jet service across its network, North America wide.

The new routes and additional flights will be operated by Air Canada and Air Canada Jazz, and are being introduced to respond to new market opportunities made possible with the renewal of the carriers' fleets that has begun with the delivery of new Embraer and Bombardier jet aircraft.

"The arrival of next-generation jet aircraft in our North American fleets allows Air Canada and Jazz to offer customers more point-to-point, non-stop flights, enhanced schedules and more jet service," said Ben Smith, Vice President, Network Planning. "Fifteen consecutive months of record-breaking load factors reflect the high demand for the Air Canada product, and the introduction of new fuel-efficient Embraer and Canadair Regional Jet aircraft will allow us to pursue new market opportunities. Our focus remains on strategic growth as we continue to take delivery of these new aircraft that will meet travellers' needs by offering the best schedules, the most choice and the lowest fares on an everyday basis."

Consumers in Western Canada in particular will benefit from many new non-stop services and improved schedules with more jet flying. With these schedule improvements, Air Canada and Air Canada Jazz will offer up to 188 flights per day to and from Calgary on 32 routes, more than any other carrier. Overall, the carriers will serve 60 destinations in Canada and 50 in the United States, operating more than 1,300 flights per day on 194 non-stop routes. This winter, Air Canada will operate up to 36 flights per day to and from Florida on 15 non-stop routes; and up to 44 flights per day to and from California on nine non-stop routes, the most flights of any carrier to these popular destinations.

With the addition of Embraer and Bombardier aircraft in their North American fleets, Air Canada and Air Canada Jazz will introduce the following new services:


NEW ROUTES
----------

Vancouver-San Diego: Effective December 17, 2005, Air Canada Jazz will introduce daily non-stop flights using 75-seat Canadair Regional Jet CRJ-705 aircraft.

--------------------------------------------------------------------------------
                                                          A STAR ALLIANCE MEMBER

                                                                           .../2

Abbotsford-Toronto: Effective December 17, 2005, Air Canada will introduce daily non-stop flights using 93-seat Embraer 190 aircraft. Air Canada will thus offer the only daily non-stop service between these two cities.

Abbotsford-Calgary: Effective December 17, 2005, Air Canada Jazz will introduce three-times daily non-stop flights using 75-seat Canadair Regional Jet CRJ-705 aircraft, the only carrier offering business class service between these two cities.

Calgary-Newark: Effective December 1, 2005, Air Canada will introduce daily non-stop flights using 93-seat Embraer 190 aircraft. Air Canada will thus offer the only year-round daily non-stop service between these two cities

Calgary-Orlando: Effective December 17, 2005, Air Canada will introduce twice weekly non-stop flights on Saturday and Sunday during the winter season using 120-seat Airbus A319 aircraft, the only carrier offering business class service between these two cities.

On June 2, 2005, Air Canada announced new non-stop services made possible with the renewal of its North American fleet: Vancouver-Las Vegas (October 30, 2005), Calgary-Las Vegas (October 30, 2005), Edmonton-Regina (August 1, 2005), Edmonton-Saskatoon (August 1, 2005), Hamilton-Montreal (September 18, 2005) and Hamilton-Ottawa (September 18, 2005).


IMPROVED SCHEDULES
------------------

Air Canada is enhancing service on the following routes with the introduction of more flights and year-round service this coming fall and winter compared to last year:

Vancouver-San Francisco: Up to three daily non-stop flights with the introduction of one additional flight effective December 17, 2005.

Kelowna-Toronto: Effective February 4, 2006, Air Canada will increase service to offer daily non-stop flights using 93-seat Embraer 190 aircraft.

Calgary-Houston: Up to three daily non-stop flights with the introduction of one additional flight effective immediately.

Calgary-Los Angeles: Up to three daily non-stop flights with the introduction of one additional flight effective December 17, 2005.

Fort McMurray-Calgary: Up to two daily non-stop flights with the introduction of jet service effective October 30, 2005.

Toronto-Denver: Up to three daily non-stop flights with the introduction of one additional flight effective October 30, 2005.

Toronto-Las Vegas: Up to three daily non-stop flights with the introduction of one additional daily flight effective October 1, 2005.

                                                    [AIR CANADA GRAPHIC OMITTED]

                                                    A STAR ALLIANCE MEMBER

Toronto-Los Angeles: Up to five daily non-stop flights with the introduction of one additional flight effective immediately.

Toronto-Pittsburgh: Up to three daily non-stop flights with the introduction of one additional flight effective October 30, 2005.

Ottawa-Orlando: Effective December 17, 2005, Air Canada will increase service to daily flights on this seasonal route, the only non-stop service.

Ottawa-Fort Lauderdale: Effective December 17, 2005, Air Canada will increase service to daily flights on this seasonal route, the only non-stop service, operating a mix of Airbus and Embraer aircraft.

Montreal-Las Vegas: Effective October 30, 2005, Air Canada will increase service to offer daily flights, the only non-stop service, operating a mix of Airbus and Embraer aircraft.

Montreal-San Francisco: Effective December 17, 2005, Air Canada will introduce year-round service offering the only daily non-stop flights, using 120-seat Airbus A319 aircraft.

Moncton-Montreal: Effective immediately, Air Canada Jazz will increase service to four daily non-stop flights with the introduction of one additional flight, using 50-seat CRJ aircraft.

Deer Lake-Montreal: Effective October 30, 2005, Air Canada will extend summer flights to year-round service offering the only daily non-stop flights, using 50-seat Canadair Regional Jet CRJ-200 aircraft operated by Air Canada Jazz.

St. John's NF-Montreal: Effective October 30, 2005, Air Canada will extend summer flights to year-round service offering the only daily non-stop flights, using 75-seat Canadair Regional Jet CRJ-705 aircraft operated by Air Canada Jazz.


MORE FLIGHTS ON KEY ROUTES
--------------------------

Due to increased demand for Air Canada's key domestic services that have experienced sustained record high load factors, Air Canada is increasing the number of daily flights on the following key routes:

Vancouver-Toronto: Up to 15 daily non-stop flights this winter with the introduction of one additional flight.

Vancouver-Calgary: Up to 17 daily non-stop flights this winter with the introduction of three additional flights.

Calgary-Toronto: Up to 10 daily non-stop flights this winter with the introduction of one additional flight.

Edmonton-Toronto: Up to seven daily non-stop flights this winter with the introduction of one additional flight.

                                                    [AIR CANADA GRAPHIC OMITTED]

                                                    A STAR ALLIANCE MEMBER

Winnipeg-Toronto: Up to nine daily non-stop flights this winter with the introduction of one additional flight.

Toronto-Montreal: Up to 52 daily flights this winter with the introduction of two additional flights.


NEW JET SERVICE
---------------

By October 30, 2005, Air Canada Jazz will have converted the following routes from Dash-8 turboprop to 50-seat CRJ jet service offering customers enhanced comfort and the convenience of faster travel times: Vancouver-Prince George, Vancouver-Fort St. John, Calgary-Saskatoon, Calgary-Regina, Calgary-Fort McMurray, Edmonton-Saskatoon, Edmonton-Regina, Winnipeg-Saskatoon, Winnipeg-Regina, Winnipeg-Thunder Bay, Toronto-Baltimore, Toronto-Detroit, Ottawa-Boston, Montreal-Charlottetown, Halifax-Boston and Halifax-Goose Bay.

Air Canada Jazz took delivery of its first 75-seat CRJ-705 aircraft on May 27, 2005 for a total of 15 by December 2005. The new CRJ-705s are being introduced on the following routes: Calgary-Houston (June 1, 2005), Toronto-Houston (July 1, 2005) and Toronto-Dallas (August 1, 2005). Customers will have a choice of Hospitality or Executive Class service, a new feature on the Toronto-Houston and Dallas routes. Executive Class offers 37 inches of legroom, and Hospitality service offers an industry leading 34 inches of legroom. Both cabins feature all-leather seating, and in-seat audio and personal television systems will be installed beginning in the fall 2005.

Air Canada will begin taking delivery of the first of 15 Embraer 175 aircraft in July 2005, joining 45 Embraer 190 aircraft set to begin arrival in November 2005. The Embraer 175 aircraft has nine seats in Executive Class offering 38 inches of legroom, and 64 seats in Hospitality with up to 34 inches of legroom. The Embraer 190 has nine seats in Executive Class offering 38 inches of legroom and 84 seats in Hospitality offering 33 inches of legroom. Both cabins feature in-seat audio and video on demand to be installed in the fall 2005, in-seat power within reach of every passenger, no middle seats, generous overhead bins, wide aisles and a spacious interior.

                                     - 30 -

Contacts:      Isabelle Arthur (Montreal)         (514) 422-5788
               Laura Cooke (Toronto)              (416) 263-5576
               Angela Mah (Vancouver)             (604) 270-5741

Internet:      aircanada.com


                                                    [AIR CANADA GRAPHIC OMITTED]

                                                    A STAR ALLIANCE MEMBER

                                                                      Document 4

AIR CANADA

News Release                                                   [GRAPHIC OMITTED]
--------------------------------------------------------------------------------

AIR CANADA REPORTS HIGHEST SYSTEM LOAD FACTOR IN AIRLINE'S HISTORY FOR SECOND CONSECUTIVE MONTH

     o   System passenger load factor at 85.3% - highest ever
     o   Domestic passenger load factor at 85.7% - highest ever
     o   Seventeenth consecutive month of record load factors

MONTREAL, September 7, 2005 - Air Canada reported a system load factor of 85.3 per cent in August 2005, the highest on record for any month ever. The mainline carrier flew 5.5 per cent more revenue passenger miles (RPMs) in August 2005 than in August 2004, according to preliminary traffic figures. Overall, capacity increased by 2.9 per cent, resulting in a load factor of 85.3 per cent, compared to 83.2 per cent in August 2004; an increase of 2.1 percentage points. In the domestic market, capacity decreased by 0.5 per cent and traffic increased by 4.1 per cent resulting in a domestic load factor of 85.7 per cent - a 3.8 percentage point increase year over year.

Jazz, ACE's regional subsidiary, flew 55.3 per cent more revenue passenger miles in August 2005 than in August 2004, according to preliminary traffic figures. Capacity increased by 44.0 per cent, resulting in a load factor of 72.0 per cent, compared to 66.8 per cent in August 2004; an increase of 5.2 percentage points.

North American traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 7.0 per cent.

"Following on July's record performance, in August Air Canada again achieved the highest load factor of any month in its history and maintained a seventeen month trend of record-breaking load factors," said Montie Brewer, President and Chief Executive Officer. "This ongoing strong performance reflects both a healthy market and ever growing customer preference for Air Canada. I am incredibly proud of the efforts of Air Canada's employees who once again handled record volumes in August and achieved operational performance goals during a month of challenging weather disruptions."


This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.
--------------------------------------------------------------------------------
                                                          A STAR ALLIANCE MEMBER

                                                                           .../2

------------------------------------------------------------------------------------------------------------------------------
                                                AIR CANADA MAINLINE (Includes Jetz)
------------------------------------------------------------------------------------------------------------------------------
                                                       AUGUST                                      YEAR-TO-DATE
------------------------------------------------------------------------------------------------------------------------------
                                           2005            2004          Change          2005            2004         Change
------------------------------------------------------------------------------------------------------------------------------
Traffic (RPMs millions)                   4,665           4,423           +5.5%        30,360          28,712          +5.7%
------------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                  5,471           5,318           +2.9%        37,486          36,924          +1.5%
------------------------------------------------------------------------------------------------------------------------------
Load Factor                               85.3%           83.2%        +2.1 pts         81.0%           77.8%       +3.2 pts
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
        Canada         RPMs               1,422           1,366           +4.1%         8,960           8,648          +3.6%
------------------------------------------------------------------------------------------------------------------------------
                       ASMs               1,659           1,667           -0.5%        11,043          11,238          -1.7%
------------------------------------------------------------------------------------------------------------------------------
                       Load Factor        85.7%           81.9%        +3.8 pts         81.1%           77.0%       +4.1 pts
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
   U.S. Transborder    RPMs                 584             582           +0.3%         4,640           4,502          +3.1%
------------------------------------------------------------------------------------------------------------------------------
                       ASMs                 702             758           -7.4%         6,059           6,488          -6.6%
------------------------------------------------------------------------------------------------------------------------------
                       Load Factor        83.2%           76.8%        +6.4 pts         76.6%           69.4%       +7.2 pts
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
       Atlantic        RPMs               1,452           1,344           +8.0%         8,038           7,537          +6.6%
------------------------------------------------------------------------------------------------------------------------------
                       ASMs               1,696           1,601           +5.9%         9,533           9,170          +4.0%
------------------------------------------------------------------------------------------------------------------------------
                       Load Factor        85.6%           83.9%        +1.7 pts         84.3%           82.2%       +2.1 pts
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
       Pacific         RPMs                 899             864           +4.1%         5,740           5,449          +5.3%
------------------------------------------------------------------------------------------------------------------------------
                       ASMs               1,043             965           +8.1%         7,021           6,645          +5.7%
------------------------------------------------------------------------------------------------------------------------------
                       Load Factor        86.2%           89.5%        -3.3 pts         81.8%           82.0%       -0.2 pts
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
    Latin America      RPMs                 308             267          +15.4%         2,982           2,576         +15.8%
       & Other
------------------------------------------------------------------------------------------------------------------------------
                       ASMs                 371             327          +13.5%         3,830           3,383         +13.2%
------------------------------------------------------------------------------------------------------------------------------
                       Load Factor        83.0%           81.7%        +1.3 pts         77.9%           76.1%       +1.8 pts
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                       ACE AVIATION HOLDINGS INC. REGIONAL (Includes Jazz)
------------------------------------------------------------------------------------------------------------------------------
                                                       AUGUST                                    YEAR-TO-DATE
------------------------------------------------------------------------------------------------------------------------------
                                          2005            2004          Change          2005            2004         Change
------------------------------------------------------------------------------------------------------------------------------
Traffic (RPMs millions)                    250             161          +55.3%         1,499           1,140         +31.5%
------------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                   347             241          +44.0%         2,084           1,821         +14.4%
------------------------------------------------------------------------------------------------------------------------------
Load Factor                              72.0%           66.8%        +5.2 pts         71.9%           62.6%       +9.3 pts
------------------------------------------------------------------------------------------------------------------------------

                                                            - 30 -

                                                    [AIR CANADA GRAPHIC OMITTED]

                                                    A STAR ALLIANCE MEMBER

Contacts:     Isabelle Arthur (Montreal)       (514) 422-5788
              Laura Cooke (Toronto)            (416) 263-5576
              Angela Mah (Vancouver)           (604) 270-5741

Internet:     aircanada.com



                                                    [AIR CANADA GRAPHIC OMITTED]

                                                    A STAR ALLIANCE MEMBER

                                                                     Document 5

ACE Aviation Holdings Inc.
                                                              [Graphic Omitted]

News Release

ACE AVIATION COMPLETES INVESTMENT IN MERGED US AIRWAYS-AMERICA WEST CARRIER

MONTREAL, September 27, 2005 - ACE Aviation Holdings Inc. announced today that it has completed its planned US $75 million (CAD $87 million) investment in the merged US Airways-America West entity in conjunction with US Airways' successful exit from US bankruptcy proceedings.

Robert Milton, ACE Chairman, President and CEO will serve as a director on the Board of US Airways Group Inc. solidifying a planned partnership with the merged entity. The ACE investment represents approximately 7 per cent of the new US Airways' equity.

"This is an important transaction with great strategic significance for ACE and we look forward to working with Doug Parker's management team going forward," said Mr. Milton. "The new US Airways is now the fifth largest carrier in the US and their extended network further strengthens Star Alliance's position as the world's leading airline alliance."

Significant progress has been made to date on finalizing agreements for maintenance, repair and overhaul (MRO) work to be outsourced to Air Canada Technical Services (ACTS) and specific work has already been assigned to ACTS for the heavy maintenance of US Airways' Airbus A330 fleet to commence October 2, 2005. Discussions are also continuing relating to ACTS performing an extensive range of aircraft maintenance and overhaul work on the new US Airways' combined fleet of 361 aircraft which includes Boeing 737, 757 and 767 aircraft as well as Airbus A319, A320 and A321 models.

"As US Airways moves forward post emergence, we expect to see an acceleration of, and increasing growth in, the work that ACTS does for the new carrier," said William Zoeller, President and CEO of ACTS. "At this stage final contracts have not been completed, but ACTS expects the commercial relationship to be a significant and profitable segment of its business going forward."

In addition to the opportunities for MRO work for ACTS, the attractiveness of the investment for ACE has been bolstered by groundhandling, code share and facility agreements. "We are particularly pleased at the cost savings achieved through airport synergies as well as the revenue opportunities identified in network synergies. I am confident we can expand on the trust and confidence that has prevailed to date," said Mr. Milton.

ACE is the parent holding company of Air Canada and ACE's other subsidiaries. Air Canada is Canada's largest domestic and international full- service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. Air Canada is a founding member of the Star Alliance network, the world's largest airline alliance group.

In addition, ACE owns Jazz Air LP, Aeroplan LP and Destina.ca, which is an on-line travel site. The Corporation also provides Technical Services through ACTS LP, Cargo Services through AC Cargo LP and Air Canada Groundhandling Services through ACGHS LP and Air Canada and tour operator services and leisure vacation packages through Touram LP.

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

                                     - 30 -


Contacts:    Isabelle Arthur (Montreal)     (514) 422-5788
             Laura Cooke (Toronto)          (416) 263-5576
             Angela Mah (Vancouver)         (604) 270-5741

Internet:    aircanada.com

                                                                     Document 6

ACE Aviation Holdings Inc.
                                                               [Graphic Omitted]

News Release


      ACE AVIATION HOLDINGS INC. UPDATES ITS INTENTION TO PROCEED WITH AN
            INITIAL PUBLIC OFFERING OF JAZZ AIR LIMITED PARTNERSHIP

MONTREAL, September 30, 2005 - ACE Aviation Holdings Inc. today provided an update regarding its intention to proceed with an initial public offering of Jazz Air Limited Partnership through an income trust structure. ACE is pursuing an initial public offering as a means to maximize the value of its investment in Jazz for the benefit of ACE shareholders. The preparatory work to file a preliminary prospectus has been completed, and the document is ready for submission. Given current conditions in the income trust market, ACE management feels it appropriate to refrain from making this filing at this time. As prevailing market conditions warrant, ACE will proceed with a Jazz offering.

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.


                                     - 30 -


Contacts:    Isabelle Arthur (Montreal)      (514) 422-5788
             Laura Cooke (Toronto)           (416) 263-5576
             Angela Mah (Vancouver)          (604) 270-5741

Internet:    aircanada.com

                                                                     Document 7

AIR CANADA [LOGO GRAPHIC OMITTED]


NEW RELEASE                                              [LOGO GRAPHIC OMITTED]
===============================================================================



            AIR CANADA REPORTS EIGHTEENTH CONSECUTIVE MONTH OF RECORD
               LOAD FACTORS FOR SEPTEMBER ON 7.2% CAPACITY GROWTH

     o    System passenger load factor at 80.4% - highest ever for September
     o    Domestic passenger load factor at 81.0% - highest ever for September

MONTREAL, October 6, 2005 - Air Canada reported a system load factor of 80.4 per cent in September 2005. The mainline carrier flew 8.8 per cent more revenue passenger miles (RPMs) in September 2005 than in September 2004, according to preliminary traffic figures. Overall, capacity increased by 7.2 per cent, resulting in a load factor of 80.4 per cent, compared to 79.2 per cent in September 2004; an increase of 1.2 percentage points. In the domestic market, capacity increased by 1.9 per cent and traffic increased by 4.1 per cent resulting in a domestic load factor of 81.0 per cent - a 1.7 percentage point increase year over year.

Jazz, ACE's regional subsidiary, flew 68.6 per cent more revenue passenger miles in September 2005 than in September 2004, according to preliminary traffic figures. Capacity increased by 61.8 per cent, resulting in a load factor of 69.0 per cent, compared to 66.2 per cent in September 2004; an increase of 2.8 percentage points.

North American traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 12.3 per cent.

"In September, for the 18th consecutive month, Air Canada once again achieved record load factors -- a clear confirmation of consumers' preference for the Air Canada product," said Montie Brewer, President and Chief Executive Officer. "I am very proud of our employees who are winning over more and more customers. Our North American traffic performance was particularly strong with Air Canada and Air Canada Jazz together reporting a 12.3 per cent increase over last year, concurrent with increased capacity as we proceed with the renewal of our North American fleet."


THIS DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. AS A RESULT OF MANY FACTORS INCLUDING ACTS OR POTENTIAL ACTS OF TERRORISM, INTERNATIONAL CONFLICTS, GOVERNMENT REGULATIONS AND GOVERNMENT MANDATED RESTRICTIONS ON OPERATIONS AND PRICING, FUEL PRICES, INDUSTRY RESTRUCTURING, LABOUR NEGOTIATIONS, THE ECONOMIC ENVIRONMENT IN GENERAL INCLUDING FOREIGN EXCHANGE AND INTEREST RATES, THE AIRLINE COMPETITIVE AND PRICING ENVIRONMENT, INDUSTRY CAPACITY DECISIONS AND NEW ENTRANTS AS WELL AS EXTERNAL EVENTS, ACTUAL RESULTS COULD DIFFER FROM EXPECTED RESULTS AND THE DIFFERENCES COULD BE MATERIAL.
                                                                           .../2


---------------------------------------------------------------------------------------------------------------------------------
                                                 AIR CANADA MAINLINE   (Includes Jetz)

---------------------------------------------------------------------------------------------------------------------------------
                                                         SEPTEMBER                                  YEAR-TO-DATE
---------------------------------------------------------------------------------------------------------------------------------
                                            2005            2004          Change          2005           2004         Change
---------------------------------------------------------------------------------------------------------------------------------
Traffic (RPMs millions)                      4,014           3,689           +8.8%        34,375          32,401          +6.1%
---------------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                     4,992           4,655           +7.2%        42,478          41,578          +2.2%
---------------------------------------------------------------------------------------------------------------------------------
Load Factor                                  80.4%           79.2%        +1.2 pts         80.9%           77.9%       +3.0 pts
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
        Canada         RPMs                  1,174           1,128           +4.1%        10,134           9,776          +3.7%
---------------------------------------------------------------------------------------------------------------------------------
                       ASMs                  1,450           1,423           +1.9%        12,492          12,661          -1.3%
---------------------------------------------------------------------------------------------------------------------------------
                       Load Factor           81.0%           79.3%        +1.7 pts         81.1%           77.2%       +3.9 pts
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
   U.S. Transborder    RPMs                    488             420          +16.2%         5,128           4,922          +4.2%
---------------------------------------------------------------------------------------------------------------------------------
                       ASMs                    633             589           +7.5%         6,692           7,077          -5.4%
---------------------------------------------------------------------------------------------------------------------------------
                       Load Factor           77.1%           71.3%        +5.8 pts         76.6%           69.5%       +7.1 pts
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
       Atlantic        RPMs                  1,325           1,183          +12.0%         9,362           8,720          +7.4%
---------------------------------------------------------------------------------------------------------------------------------
                       ASMs                  1,578           1,442           +9.4%        11,111          10,612          +4.7%
---------------------------------------------------------------------------------------------------------------------------------
                       Load Factor           84.0%           82.0%        +2.0 pts         84.3%           82.2%       +2.1 pts
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
       Pacific         RPMs                    773             744           +3.9%         6,514           6,193          +5.2%
---------------------------------------------------------------------------------------------------------------------------------
                       ASMs                    993             907           +9.5%         8,015           7,551          +6.1%
---------------------------------------------------------------------------------------------------------------------------------
                       Load Factor           77.8%           82.0%        -4.2 pts         81.3%           82.0%       -0.7 pts
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
    Latin America      RPMs                    254             214          +18.7%         3,237           2,790         +16.0%
       & Other
---------------------------------------------------------------------------------------------------------------------------------
                       ASMs                    338             294          +15.0%         4,168           3,677         +13.4%
---------------------------------------------------------------------------------------------------------------------------------
                       Load Factor           75.1%           72.8%        +2.3 pts         77.7%           75.9%       +1.8 pts
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                           ACE AVIATION HOLDINGS INC. REGIONAL  (Jazz)
---------------------------------------------------------------------------------------------------------------------------------
                                                         SEPTEMBER                                  YEAR-TO-DATE
---------------------------------------------------------------------------------------------------------------------------------
                                            2005            2004          Change          2005           2004         Change
---------------------------------------------------------------------------------------------------------------------------------
Traffic (RPMs millions)                       231             137          +68.6%         1,730           1,277         +35.5%
---------------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                      335             207          +61.8%         2,420           2,028         +19.3%
---------------------------------------------------------------------------------------------------------------------------------
Load Factor                                 69.0%           66.2%         +2.8 pts         71.5%          63.0%       +8.5 pts
---------------------------------------------------------------------------------------------------------------------------------

                                                                 - 30 -

     Contacts:      Isabelle Arthur (Montreal)                 (514) 422-5788
                    Laura Cooke (Toronto)                      (416) 263-5576
                    Angela Mah (Vancouver)                     (604) 270-5741

     Internet:      aircanada.com

                                                                      Document 8

AIR CANADA [LOGO GRAPHIC OMITTED]


NEW RELEASE                                              [LOGO GRAPHIC OMITTED]
===============================================================================


            AIR CANADA REPORTS NINETEENTH CONSECUTIVE MONTH OF RECORD
                LOAD FACTORS FOR OCTOBER ON 4.7% CAPACITY GROWTH

     o    System passenger load factor at 77.9% - highest ever for October
     o    Domestic passenger load factor at 81.6% - highest ever for October

MONTREAL, November 3, 2005 - Air Canada reported a system load factor of 77.9 per cent in October 2005. The mainline carrier flew 4.9 per cent more revenue passenger miles (RPMs) in October 2005 than in October 2004, according to preliminary traffic figures. Overall, capacity increased by 4.7 per cent, resulting in a load factor of 77.9 per cent, compared to 77.7 per cent in October 2004; an increase of 0.2 percentage points. In the domestic market, capacity decreased by 5.4 per cent and traffic decreased by 3.6 per cent resulting in a domestic load factor of 81.6 per cent - a 1.5 percentage point increase year over year.

Jazz, ACE's regional subsidiary, flew 77.8 per cent more revenue passenger miles in October 2005 than in October 2004, according to preliminary traffic figures. Capacity increased by 79.9 per cent, resulting in a load factor of 71.5 per cent, compared to 72.4 per cent in October 2004; a decrease of 0.9 percentage points.

North American traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 7.9 per cent.

    "In October, for the nineteenth consecutive month, Air Canada once again achieved record load factors even as we continued to add capacity with the arrival of new aircraft in our North American fleet," said Montie Brewer, President and Chief Executive Officer. "This is a true indication of consumers' preference for the Air Canada product. I'm particularly proud of our employees who continue to earn the loyalty of our customers, and once again met on-time performance goals for the month."


THIS DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. AS A RESULT OF MANY FACTORS INCLUDING ACTS OR POTENTIAL ACTS OF TERRORISM, INTERNATIONAL CONFLICTS, GOVERNMENT REGULATIONS AND GOVERNMENT MANDATED RESTRICTIONS ON OPERATIONS AND PRICING, FUEL PRICES, INDUSTRY RESTRUCTURING, LABOUR NEGOTIATIONS, THE ECONOMIC ENVIRONMENT IN GENERAL INCLUDING FOREIGN EXCHANGE AND INTEREST RATES, THE AIRLINE COMPETITIVE AND PRICING ENVIRONMENT, INDUSTRY CAPACITY DECISIONS AND NEW ENTRANTS AS WELL AS EXTERNAL EVENTS, ACTUAL RESULTS COULD DIFFER FROM EXPECTED RESULTS AND THE DIFFERENCES COULD BE MATERIAL.
                                                                          .../2

--------------------------------------------------------------------------------
                                                          A STAR ALLIANCE MEMBER


--------------------------------------------------------------------------------------------------------------------------------
                                          AIR CANADA MAINLINE (Includes Jetz)
--------------------------------------------------------------------------------------------------------------------------------
                                                           OCTOBER                                   YEAR-TO-DATE
--------------------------------------------------------------------------------------------------------------------------------
                                              2005            2004          Change          2005         2004         Change
--------------------------------------------------------------------------------------------------------------------------------
Traffic (RPMs millions)                       3,526           3,360           +4.9%        37,901        35,762          +6.0%
--------------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                      4,527           4,325           +4.7%        47,005        45,903          +2.4%
--------------------------------------------------------------------------------------------------------------------------------
Load Factor                                   77.9%           77.7%        +0.2 pts         80.6%         77.9%       +2.7 pts
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
        Canada         RPMs                   1,054           1,093           -3.6%        11,189        10,870          +2.9%
--------------------------------------------------------------------------------------------------------------------------------
                       ASMs                   1,291           1,364           -5.4%        13,783        14,025          -1.7%
--------------------------------------------------------------------------------------------------------------------------------
                       Load Factor            81.6%           80.1%        +1.5 pts         81.2%         77.5%       +3.7 pts
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
   U.S. Transborder    RPMs                     495             436          +13.5%         5,623         5,358          +4.9%
--------------------------------------------------------------------------------------------------------------------------------
                       ASMs                     664             577          +15.1%         7,356         7,654          -3.9%
--------------------------------------------------------------------------------------------------------------------------------
                       Load Factor            74.5%           75.6%        -1.1 pts         76.4%         70.0%       +6.4 pts
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
       Atlantic        RPMs                     953             888           +7.3%        10,315         9,608          +7.4%
--------------------------------------------------------------------------------------------------------------------------------
                       ASMs                   1,261           1,185           +6.4%        12,372        11,797          +4.9%
--------------------------------------------------------------------------------------------------------------------------------
                       Load Factor            75.6%           74.9%        +0.7 pts         83.4%         81.4%       +2.0 pts
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
       Pacific         RPMs                     768             722           +6.4%         7,282         6,915          +5.3%
--------------------------------------------------------------------------------------------------------------------------------
                       ASMs                     952             886           +7.4%         8,966         8,437          +6.3%
--------------------------------------------------------------------------------------------------------------------------------
                       Load Factor            80.7%           81.5%        -0.8 pts         81.2%         82.0%       -0.8 pts
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
    Latin America      RPMs                     256             221          +15.8%         3,492         3,011         +16.0%
       & Other
--------------------------------------------------------------------------------------------------------------------------------
                       ASMs                     359             313          +14.7%         4,528         3,990         +13.5%
--------------------------------------------------------------------------------------------------------------------------------
                       Load Factor            71.3%           70.6%        +0.7 pts         77.1%         75.5%       +1.6 pts
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                                             ACE AVIATION HOLDINGS INC. REGIONAL (Jazz)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                            OCTOBER                                  YEAR-TO-DATE
--------------------------------------------------------------------------------------------------------------------------------
                                              2005            2004          Change         2005           2004        Change
--------------------------------------------------------------------------------------------------------------------------------
Traffic (RPMs millions)                        256             144          +77.8%        1,987           1,420        +39.9%
--------------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                       358             199          +79.9%        2,777           2,227        +24.7%
--------------------------------------------------------------------------------------------------------------------------------
Load Factor                                  71.5%           72.4%         -0.9 pts        71.6%          63.8%      +7.8 pts
--------------------------------------------------------------------------------------------------------------------------------
                                                                   - 30 -

     Contacts:                      Isabelle Arthur (Montreal)(514) 422-5788
                                    Laura Cooke (Toronto)     (416) 263-5576
                                    Angela Mah (Vancouver)    (604) 270-5741
     Internet:                      aircanada.com

                                                                      Document 9

ACE Aviation Holdings Inc.
                                                               [Graphic Omitted]

News Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

ACE AVIATION HOLDINGS INC. ANNOUNCES THE CREATION OF JAZZ AIR INCOME FUND

MONTREAL, November 28, 2005 - ACE Aviation Holdings Inc. ("ACE") and Jazz Air Limited Partnership today announced that a preliminary prospectus has been filed with all securities regulatory authorities throughout Canada for an initial public offering of units of Jazz Air Income Fund, which will hold a minority interest in Jazz.

Jazz is Canada's largest regional airline and the second largest airline in Canada after Air Canada, based on fleet size and number of routes operated. Jazz forms an integral part of Air Canada's domestic and transborder market presence and strategy. Pursuant to a capacity purchase agreement between Air Canada and Jazz, Jazz provides service to and from lower density markets as well as higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States.

Jazz will distribute the net proceeds of the offering to ACE. ACE will use the proceeds for general corporate purposes and will retain control of Jazz through a majority retained interest. CIBC World Markets and RBC Capital Markets are acting as joint bookrunners for the initial public offering.

In connection with the offering, a commitment letter has been entered into by Jazz with the Royal Bank of Canada and the Canadian Imperial Bank of Commerce as joint lead arrangers and bookrunners in respect of the establishment of $165 million senior secured syndicated credit facilities, subject to the satisfaction of certain customary conditions including the completion of the offering. On closing of the offering, $115 million is expected to be drawn under such facilities.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT JAZZ AIR INCOME FUND

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire an interest in the outstanding limited partnership units of Jazz. After completion of the Offering, ACE will continue to hold a controlling interest in Jazz.

ABOUT JAZZ AIR LP

Jazz is Canada's largest regional airline and the second largest airline in Canada after Air Canada, based on fleet size and number of routes operated. Jazz forms an integral part of Air Canada's domestic and transborder market presence and strategy. Pursuant to a capacity purchase agreement between Air Canada and Jazz, Jazz provides service to and from lower density markets as well as higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States. Jazz currently operates scheduled passenger service with approximately 684 departures per weekday to 55 destinations in Canada and 16 destinations in the United States with a fleet of 118 aircraft as of October 31, 2005.

Under the capacity purchase agreement, Air Canada assumes the revenue risks and is responsible for all commercial aspects of the flying performed by Jazz such as schedule planning, revenue management, marketing and advertising. Air Canada pays to Jazz certain fees relating to the flight operations performed, passengers carried and other items covered by the capacity purchase agreement. As a result, Jazz focuses on continuing to reduce costs while maximizing operational excellence.

ABOUT ACE AVIATION HOLDINGS

ACE is the parent holding company of Air Canada and ACE's other subsidiaries including Jazz. Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. Air Canada is a founding member of the Star Alliance network, the world's largest airline alliance group.

In addition, ACE owns a controlling interest in Aeroplan LP and Destina.ca, which is an on-line travel site. ACE also provides technical services through ACTS LP, cargo services through AC Cargo LP and Air Canada, groundhandling services through ACGHS LP and Air Canada and tour operator services and leisure vacation packages through Touram LP.

The statements made in this release concerning future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. ACE and Jazz caution that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the control of ACE and Jazz. Therefore, future events and results may vary substantially from what ACE and Jazz currently foresee. Additional information identifying risks and uncertainties is contained in the preliminary prospectus of the Fund and in ACE's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.

                                     - 30 -



Contacts:    Isabelle Arthur (Montreal)    (514) 422-5788
             Laura Cooke (Toronto)         (416) 263-5576
             Angela Mah (Vancouver)        (604) 270-5741
             Nathalie Megann (Jazz)        (902) 873-5094

Internet:    aircanada.com
             flyjazz.ca

                                                                     Document 10

[AIR CANADA GRAPHIC OMITTED]


NEWS RELEASE
_______________________________________________________________________________



AIR CANADA REPORTS TWENTIETH CONSECUTIVE MONTH OF RECORD LOAD FACTORS FOR NOVEMBER ON 3.1% CAPACITY GROWTH

     o    System passenger load factor at 76.4% - highest ever for November
     o    Domestic passenger load factor at 77.6% - highest ever for November

MONTREAL, December 6, 2005 - Air Canada reported a system load factor of 76.4 per cent in November 2005. The mainline carrier flew 5.5 per cent more revenue passenger miles (RPMs) in November 2005 than in November 2004, according to preliminary traffic figures. Overall, capacity increased by 3.1 per cent, resulting in a load factor of 76.4 per cent, compared to 74.6 per cent in November 2004; an increase of 1.8 percentage points. In the domestic market, mainline capacity decreased by 7.2 per cent and traffic decreased by 6.1 per cent resulting in a domestic load factor of 77.6 per cent - a 0.9 percentage point increase year over year.

Jazz, ACE's regional subsidiary, flew 98.4 per cent more revenue passenger miles in November 2005 than in November 2004, according to preliminary traffic figures. Capacity increased by 91.4 per cent, resulting in a load factor of
69.3 per cent, compared to 66.8 per cent in November 2004; an increase of 2.5 percentage points.

North American traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 8.6 per cent.

"In November, Air Canada achieved a remarkable 20th consecutive month of record load factors even as we continued to increase capacity with the delivery of new aircraft in our North American fleet," said Montie Brewer, President and Chief Executive Officer. "Our North American performance remained particularly strong with Air Canada and Air Canada Jazz together reporting an 8.6% increase in traffic over last year. Customers are showing an increased preference for the Air Canada product and I'm very proud of our employees who are working hard to earn their loyalty."


This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

                                                                          .../2

_______________________________________________________________________________

                                                         A STAR ALLIANCE MEMBER


---------------------------------------------------------------------------------------------------------------------------
                                             AIR CANADA MAINLINE (Includes Jetz)
---------------------------------------------------------------------------------------------------------------------------
                                                       NOVEMBER                               YEAR-TO-DATE
---------------------------------------------------------------------------------------------------------------------------
                                            2005         2004        Change          2005           2004         Change
---------------------------------------------------------------------------------------------------------------------------


Traffic (RPMs millions)                     2,878        2,727         +5.5%        40,780          38,488          +6.0%
---------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                    3,767        3,655         +3.1%        50,772          49,558          +2.4%
---------------------------------------------------------------------------------------------------------------------------
Load Factor                                 76.4%        74.6%      +1.8 pts         80.3%           77.7%       +2.6 pts
---------------------------------------------------------------------------------------------------------------------------

        Canada         RPMs                   815          868         -6.1%        12,004          11,738          +2.3%
                       ASMs                 1,050        1,132         -7.2%        14,833          15,157          -2.1%
                       Load Factor          77.6%        76.7%      +0.9 pts         80.9%           77.4%       +3.5 pts

   U.S. Transborder    RPMs                   512          457        +12.0%         6,135           5,815          +5.5%
                       ASMs                   706          677         +4.3%         8,063           8,331          -3.2%
                       Load Factor          72.5%        67.5%      +5.0 pts         76.1%           69.8%       +6.3 pts

       Atlantic        RPMs                   692          581        +19.1%        11,007          10,189          +8.0%
                       ASMs                   872          767        +13.7%        13,245          12,564          +5.4%
                       Load Factor          79.4%        75.7%      +3.7 pts         83.1%           81.1%       +2.0 pts

       Pacific         RPMs                   588          558         +5.4%         7,870           7,473          +5.3%
                       ASMs                   738          700         +5.4%         9,705           9,137          +6.2%
                       Load Factor          79.7%        79.7%       0.0 pts         81.1%           81.8%       -0.7 pts

    Latin America      RPMs                   271          263         +3.0%         3,764           3,273         +15.0%
       & Other         ASMs                   401          379         +5.8%         4,926           4,369         +12.7%
                       Load Factor          67.6%        69.4%      -1.8 pts         76.4%           74.9%       +1.5 pts
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                ACE AVIATION HOLDINGS INC. REGIONAL (Jazz)
---------------------------------------------------------------------------------------------------------------------------
                                                         NOVEMBER                                   YEAR-TO-DATE
---------------------------------------------------------------------------------------------------------------------------
                                             2005          2004       Change          2005           2004         Change
---------------------------------------------------------------------------------------------------------------------------
Traffic (RPMs millions)                       248           125       +98.4%         2,235           1,545         +44.7%
---------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                      358           187       +91.4%         3,135           2,414         +29.9%
---------------------------------------------------------------------------------------------------------------------------
Load Factor                                 69.3%        66.8%      +2.5 pts         71.3%          64.0%       +7.3 pts
---------------------------------------------------------------------------------------------------------------------------


                                                           - 30 -

     Contacts:        Isabelle Arthur (Montreal) (514) 422-5788
                      Laura Cooke (Toronto)      (416) 263-5576
                      Angela Mah (Vancouver)     (604) 270-5741

     Internet:        aircanada.com


                                                   [AIR CANADA GRAPHIC OMITTED]

                                                   A STAR ALLIANCE MEMBER

                                                                     Document 11

[AIR CANADA GRAPHIC OMITTED]


NEWS RELEASE
_______________________________________________________________________________



AIR CANADA REPORTS TWENTY FIRST CONSECUTIVE MONTH OF RECORD LOAD FACTORS FOR DECEMBER ON 4.5 % CAPACITY GROWTH

     o    System passenger load factor at 77.3% - highest ever for December
     o    Domestic passenger load factor at 77.2% - highest ever for December

MONTREAL, January 5, 2006 - Air Canada reported a system load factor of 77.3 per cent in December 2005. The mainline carrier flew 7.4 per cent more revenue passenger miles (RPMs) in December 2005 than in December 2004, according to preliminary traffic figures. Overall, capacity increased by 4.5 per cent, resulting in a load factor of 77.3 per cent, compared to 75.2 per cent in December 2004; an increase of 2.1 percentage points. In the domestic market, mainline capacity decreased by 2.5 per cent and traffic decreased by 2.3 per cent resulting in a domestic load factor of 77.2 per cent - a 0.2 percentage point increase year over year.

Jazz, ACE's regional subsidiary, flew 86.1 per cent more revenue passenger miles in December 2005 than in December 2004, according to preliminary traffic figures. Capacity increased by 82.1 per cent, resulting in a load factor of
69.7 per cent, compared to 68.2 per cent in December 2004; an increase of 1.5 percentage points.

North American traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 9.9 per cent.

"In December, Air Canada achieved a strong performance overall throughout its network along with a 21st consecutive month of record load factors, " said Montie Brewer, President and Chief Executive Officer. "Traffic exceeded 2004 levels over the same month in all sectors except for Latin America where it remained flat. Our North American performance remains strong with Air Canada and Air Canada Jazz together reporting a 9.9 per cent increase in traffic over last year.

"We are very pleased at having achieved ongoing load factor growth over the past twelve months during a time in which we added 48 new regional jet aircraft to the combined fleet. These new aircraft, 31 of which are in the 75-100 seat category, have allowed us to take advantage of strategic growth opportunities by deploying the right aircraft in the right market at the right time.

"I am proud of Air Canada's employees who once again handled record volumes in December and exceeded operational performance goals during a month of challenging weather conditions."

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

_______________________________________________________________________________

                                                         A STAR ALLIANCE MEMBER


                                                   AIR CANADA MAINLINE (Includes Jetz)
--------------------------------------------------------------------------------------------------------------------------
                                                     DECEMBER                                 YEAR-TO-DATE
--------------------------------------------------------------------------------------------------------------------------
                                         2005         2004          Change          2005           2004         Change
--------------------------------------------------------------------------------------------------------------------------

Traffic (RPMs millions)                  3,397        3,163           +7.4%        44,177          41,653          +6.1%
--------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                 4,397        4,208           +4.5%        55,169          53,766          +2.6%
--------------------------------------------------------------------------------------------------------------------------
Load Factor                              77.3%        75.2%        +2.1 pts         80.1%           77.5%       +2.6 pts
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
        Canada         RPMs                907          928           -2.3%        12,911          12,666          +1.9%
                       ASMs              1,175        1,205           -2.5%        16,008          16,362          -2.2%
                       Load Factor       77.2%        77.0%        +0.2 pts         80.7%           77.4%       +3.3 pts

   U.S. Transborder    RPMs                595          534          +11.4%         6,730           6,349          +6.0%
                       ASMs                825          800           +3.1%         8,888           9,131          -2.7%
                       Load Factor       72.1%        66.8%        +5.3 pts         75.7%           69.5%       +6.2 pts

       Atlantic        RPMs                832          718          +15.9%        11,839          10,907          +8.5%
                       ASMs              1,009          877          +15.1%        14,254          13,441          +6.0%
                       Load Factor       82.5%        81.9%        +0.6 pts         83.1%           81.1%       +2.0 pts

       Pacific         RPMs                640          589           +8.7%         8,509           8,062          +5.5%
                       ASMs                783          763           +2.6%        10,488           9,899          +6.0%
                       Load Factor       81.7%        77.2%       + 4.5 pts         81.1%           81.4%       -0.3 pts

    Latin America      RPMs                423          394           +7.4%         4,188           3,669         +14.1%
       & Other         ASMs                605          563           +7.5%         5,531           4,933         +12.1%
                       Load Factor       69.9%        70.0%        -0.1 pts         75.7%           74.4%       +1.3 pts
--------------------------------------------------------------------------------------------------------------------------

                                              ACE AVIATION HOLDINGS INC. REGIONAL (Jazz)
--------------------------------------------------------------------------------------------------------------------------
                                                     DECEMBER                                   YEAR-TO-DATE
--------------------------------------------------------------------------------------------------------------------------
                                         2005          2004         Change          2005           2004         Change
--------------------------------------------------------------------------------------------------------------------------
Traffic (RPMs millions)                   255           137         +86.1%         2,490           1,682         +48.0%
--------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                  366           201         +82.1%         3,502           2,615         +33.9%
--------------------------------------------------------------------------------------------------------------------------
Load Factor                             69.7%         68.2%        +1.5 pts         71.1%          64.3%       +6.8 pts

--------------------------------------------------------------------------------------------------------------------------


                                     - 30 -

     Contacts:         Isabelle Arthur (Montreal)  (514) 422-5788
                       Angela Mah (Vancouver)      (604) 270-5741

     Internet:         aircanada.com


                                                   [AIR CANADA GRAPHIC OMITTED]

                                                   A STAR ALLIANCE MEMBER

                                                                    Document 12

ACE Aviation Holdings Inc.
                                                               [Graphic Omitted]

News Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES


ACE AVIATION ANNOUNCES PRICING OF JAZZ AIR INCOME FUND INITIAL PUBLIC OFFERING AND FILING OF FINAL PROSPECTUS FOR THE FUND

o    Sale of 23.5 million units at $10 each
o Represents a 19.1% divestiture (22.0% assuming full exercise of the overallotment option)
o    $1.2 billion equity valuation for Jazz

MONTREAL, January 24, 2006 - ACE Aviation Holdings Inc. (ACE) and Jazz Air LP today announced that Jazz Air Income Fund (the Fund) entered into an agreement with a group of underwriters to sell 23.5 million units of the Fund at a price of $10 per unit priced as part of its initial public offering of units. The final prospectus for the Fund will be filed with all securities regulatory authorities throughout Canada.

The Fund has granted to the underwriters an option to purchase up to an additional 3.525 million units at the offering price for a period expiring 30 days following the closing to cover over-allotments, if any, and for market stabilization purposes.

The units are expected to provide a cash-on-cash yield of 8.75% annually based on the initial public offering price. Distributions will be paid monthly. The first distribution is expected to be paid on or before March 15, 2006 to Unitholders of record on February 28, 2006.

The Fund has received conditional approval for the listing of its units on the Toronto Stock Exchange (TSX), subject to fulfilling all of the requirements of the TSX. Closing of the offering, subject to customary conditions, is expected to occur on or about February 2, 2006 and the Fund's units will trade on the TSX under the symbol JAZ.UN.

The Fund will acquire and own a 19.1% (22.0% assuming full exercise of the over-allotment option) ownership interest in Jazz.

Jazz will distribute the net proceeds of the offering to ACE. ACE will use the proceeds for general corporate purposes. ACE retains control of Jazz through its majority interest. CIBC World Markets and RBC Capital Markets are acting as joint bookrunners for the initial public offering.

In connection with the offering, a commitment letter has been entered into by Jazz with the Royal Bank of Canada and the Canadian Imperial Bank of Commerce as joint lead arrangers and bookrunners in respect of the establishment of $150 million senior secured syndicated credit facilities, subject to the satisfaction of certain customary conditions including the completion of the offering. On closing of the offering, $115 million is expected to be drawn under such facilities.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT JAZZ AIR INCOME FUND

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire an interest in the outstanding limited partnership units of Jazz. After completion of the offering, ACE retains a controlling interest in Jazz.

ABOUT JAZZ AIR LP

Jazz is Canada's largest regional airline and the second largest airline in Canada after Air Canada, based on fleet size and number of routes operated. Jazz forms an integral part of Air Canada's domestic and transborder market presence and strategy. Pursuant to a capacity purchase agreement between Air Canada and Jazz, Jazz provides service to and from lower density markets as well as higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States. As of November 30, 2005, Jazz operated scheduled passenger service with approximately 688 departures per weekday to 56 destinations in Canada and 17 destinations in the United States with a fleet of 120 aircraft.

Under the capacity purchase agreement, Air Canada purchases substantially all of Jazz's fleet capacity based on predetermined rates. Air Canada assumes the revenue risks and is responsible for all commercial aspects of the flying performed by Jazz such as schedule planning, revenue management, marketing and advertising. Air Canada pays to Jazz certain fees relating to the flight operations performed, passengers carried and other items covered by the capacity purchase agreement. As a result, Jazz focuses on continuing to reduce costs while maximizing operational excellence.

ABOUT ACE AVIATION HOLDINGS INC.

ACE is the parent holding company of Air Canada and ACE's other subsidiaries including Jazz. Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. Air Canada is a founding member of the Star Alliance network, the world's largest airline alliance group.

In addition, ACE owns a controlling interest in Aeroplan LP. ACE also owns Destina.ca which is an on-line travel site and provides technical services through ACTS LP, cargo services through AC Cargo LP and Air Canada, groundhandling services through ACGHS LP and Air Canada and tour operator services and leisure vacation packages through Touram LP.

The statements made in this release concerning future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. ACE, the fund and Jazz caution that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the control of ACE, the fund and Jazz. Therefore, future events and results may vary substantially from what ACE, the fund and Jazz currently foresee. Additional information identifying risks and uncertainties is contained in the amended and restated preliminary prospectus of the Fund and in ACE's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.

                                     - 30 -


ACE Contacts:     Isabelle Arthur (Montreal)         (514) 422-5788
                  Peter Fitzpatrick (Toronto)        (416) 263-5576
                  Angela Mah (Vancouver)             (604) 270-5741

Jazz Contact:     Nathalie Megann (Halifax)          (902) 873-5094

Internet:         aircanada.com
                  flyjazz.ca

                                                                     Document 13

ACE Aviation Holdings Inc.
                                                              [Graphic Omitted]

News Release

- NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES -


ACE AVIATION ANNOUNCES SUCCESSFUL COMPLETION OF JAZZ AIR INCOME FUND INITIAL PUBLIC OFFERING FOR GROSS PROCEEDS OF $235 MILLION

MONTREAL, February 2, 2006 - ACE Aviation Holdings Inc. (ACE) and Jazz Air LP today announced that Jazz Air Income Fund (the Fund) successfully completed its initial public offering of 23.5 million units at a price of $10.00 per unit for gross proceeds of $235 million. The Fund's units trade on the Toronto Stock Exchange under the symbol JAZ.UN.

The Fund is acquiring a 19.1% ownership interest in Jazz Air LP. Jazz Air LP will distribute the net proceeds to ACE in the amount of approximately $222 million. ACE will use the proceeds for general corporate purposes.

The Fund has granted to the underwriters an option to purchase up to an additional 3.525 million units at the offering price for a period expiring 30 days following the closing to cover over-allotments, if any, and for market stabilization purposes.

Distributions will be paid monthly. The first distribution is expected to be paid on or about March 15, 2006 to Unitholders of record on February 28, 2006.

The offering was underwritten by a syndicate with CIBC World Markets and RBC Capital Markets acting as joint bookrunners.

In connection with the offering, Jazz Air LP also announced today the successful completion of $150 million senior secured syndicated credit facilities of which approximately $115 million was drawn on closing of the offering. Royal Bank of Canada and the Canadian Imperial Bank of Commerce acted as joint lead arrangers and bookrunners.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT JAZZ AIR INCOME FUND

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Ontario, created to indirectly acquire an interest in the outstanding limited partnership units of Jazz. ACE retains a controlling interest in Jazz.

ABOUT JAZZ AIR LP

Jazz is Canada's largest regional airline and the second largest airline in Canada after Air Canada, based on fleet size and number of routes operated. Jazz forms an integral part of Air Canada's domestic and transborder market presence and strategy. Pursuant to a capacity purchase agreement between Air Canada and Jazz, Jazz provides service to and from lower density markets as well as higher density markets at off-peak times throughout Canada and to and from certain destinations in the United States. As of November 30, 2005, Jazz operated scheduled passenger service with approximately 688 departures per weekday to 56 destinations in Canada and 17 destinations in the United States with a fleet of 120 aircraft.

Under the capacity purchase agreement, Air Canada purchases substantially all of Jazz's fleet capacity based on predetermined rates. Air Canada assumes the revenue risks and is responsible for all commercial aspects of the flying performed by Jazz such as schedule planning, revenue management, marketing and advertising. Air Canada pays to Jazz certain fees relating to the flight operations performed, passengers carried and other items covered by the capacity purchase agreement. As a result, Jazz focuses on continuing to reduce costs while maximizing operational excellence.

ABOUT ACE AVIATION HOLDINGS INC.

ACE is the parent holding company of Air Canada and ACE's other subsidiaries including Jazz. Air Canada is Canada's largest domestic and international full-service airline and the largest provider of scheduled passenger services in the domestic market, the transborder market and each of the Canada-Europe, Canada-Pacific, Canada-Caribbean/Central America and Canada-South America markets. Air Canada is a founding member of the Star Alliance network, the world's largest airline alliance group.

In addition, ACE owns a controlling interest in Aeroplan LP. ACE also owns Destina.ca which is an on-line travel site and provides technical services through ACTS LP, cargo services through AC Cargo LP and Air Canada, groundhandling services through ACGHS LP and Air Canada and tour operator services and leisure vacation packages through Touram LP.

The statements made in this release concerning future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. ACE, the fund and Jazz caution that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the control of ACE, the fund and Jazz. Therefore, future events and results may vary substantially from what ACE, the fund and Jazz currently foresee. Additional information identifying risks and uncertainties is contained in the amended and restated preliminary prospectus of the Fund and in ACE's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.


                                     - 30 -


ACE Contacts:     Isabelle Arthur (Montreal)     (514) 422-5788
                  Peter Fitzpatrick (Toronto)    (416) 263-5576
                  Angela Mah (Vancouver)         (604) 270-5741

Jazz Contact:     Nathalie Megann (Halifax)      (902) 873-5094

Internet:         aircanada.com
                  flyjazz.ca

                                                                    Document 14

[AIR CANADA GRAPHIC OMITTED]


NEWS RELEASE
_______________________________________________________________________________



AIR CANADA REPORTS TWENTY SECOND CONSECUTIVE MONTH OF RECORD SYSTEM LOAD FACTORS FOR JANUARY ON 2.2 % CAPACITY GROWTH

System passenger load factor at 78.1% - highest ever for January

MONTREAL, February 7, 2006 - Air Canada reported a system load factor of 78.1 per cent in January 2006. The mainline carrier flew 2.7 per cent more revenue passenger miles (RPMs) in January 2006 than in January 2005, according to preliminary traffic figures. Overall, capacity increased by 2.2 per cent, resulting in a load factor of 78.1 per cent, compared to 77.7 per cent in January 2005; an increase of 0.4 percentage points.

Jazz, ACE's regional subsidiary, flew 79.9 per cent more revenue passenger miles in January 2006 than in January 2005, according to preliminary traffic figures. Capacity increased by 81.9 per cent, resulting in a load factor of
66.2 per cent, compared to 67.0 per cent in January 2005; a decrease of 0.8 percentage points.

North American traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 7.7 per cent.

"Air Canada achieved two record-breaking performances in January. Our employees delivered the best on time performance on record for the month along with the highest load factor of any January in our history," said Montie Brewer, President and Chief Executive Officer. "The airline's overall performance remained strong, particularly in North America with Air Canada and Air Canada Jazz together reporting a 7.7 per cent increase in traffic over the same month last year even as we added capacity with the delivery of new aircraft to the combined fleet. I'm proud of Air Canada's employees particularly in view of the strong operational performance achieved while handling record volumes. Customers are showing an ongoing preference for the Air Canada product and our employees are working hard to earn their loyalty."





This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

                                                                          .../2


_______________________________________________________________________________

                                                         A STAR ALLIANCE MEMBER


------------------------------------------------------------------------------------------------------------------------------
                                                   AIR CANADA MAINLINE (Includes Jetz)
------------------------------------------------------------------------------------------------------------------------------
                                                       JANUARY                                   YEAR-TO-DATE
------------------------------------------------------------------------------------------------------------------------------
                                         2006            2005          Change          2006           2005         Change
------------------------------------------------------------------------------------------------------------------------------

Traffic (RPMs millions)                   3,500           3,408           +2.7%         3,500           3,408          +2.7%
------------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                  4,483           4,386           +2.2%         4,483           4,386          +2.2%
------------------------------------------------------------------------------------------------------------------------------
Load Factor                               78.1%           77.7%        +0.4 pts         78.1%           77.7%       +0.4 pts
------------------------------------------------------------------------------------------------------------------------------

        Canada         RPMs                 874             913           -4.3%           874             913          -4.3%
                       ASMs               1,151           1,202           -4.2%         1,151           1,202          -4.2%
                       Load Factor        75.9%           76.0%        -0.1 pts         75.9%           76.0%       -0.1 pts

   U.S. Transborder    RPMs                 661             609           +8.5%           661             609          +8.5%
                       ASMs                 860             837           +2.7%           860             837          +2.7%
                       Load Factor        76.9%           72.8%        +4.1 pts         76.9%           72.8%       +4.1 pts

       Atlantic        RPMs                 775             696          +11.4%           775             696         +11.4%
                       ASMs                 982             868          +13.1%           982             868         +13.1%
                       Load Factor        78.9%           80.2%        -1.3 pts         78.9%           80.2%       -1.3 pts

       Pacific         RPMs                 657             642           +2.3%           657             642          +2.3%
                       ASMs                 796             769           +3.5%           796             769          +3.5%
                       Load Factor        82.5%           83.5%        -1.0 pts         82.5%           83.5%       -1.0 pts

    Latin America      RPMs                 533             548           -2.7%           533             548          -2.7%
       & Other         ASMs                 694             710           -2.3%           694             710          -2.3%
                       Load Factor        76.8%           77.2%        -0.4 pts         76.8%           77.2%       -0.4 pts
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                          ACE AVIATION HOLDINGS INC. REGIONAL (Jazz)
------------------------------------------------------------------------------------------------------------------------------
                                                       JANUARY                                   YEAR-TO-DATE
------------------------------------------------------------------------------------------------------------------------------
                                         2006            2005          Change          2006           2005         Change
------------------------------------------------------------------------------------------------------------------------------
Traffic (RPMs millions)                    259             144          +79.9%           259             144         +79.9%
------------------------------------------------------------------------------------------------------------------------------
Capacity (ASMs millions)                   391             215          +81.9%           391             215         +81.9%
------------------------------------------------------------------------------------------------------------------------------
Load Factor                              66.2%          67.0%         -0.8 pts         66.2%          67.0%       -0.8 pts

------------------------------------------------------------------------------------------------------------------------------


                                     - 30 -

     Contacts:         Isabelle Arthur (Montreal)  (514) 422-5788
                       Peter Fitzpatrick (Toronto) (416)263-5576
                       Angela Mah (Vancouver)      (604) 270-5741

     Internet:         aircanada.com


                                                   [AIR CANADA GRAPHIC OMITTED]

                                                   A STAR ALLIANCE MEMBER

                                                                     Document 15

ACE Aviation Holdings Inc.
                                                               [Graphic Omitted]

News Release


- NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES -


ACE AVIATION AND JAZZ AIR INCOME FUND ANNOUNCE EXERCISE OF UNDERWRITERS OVER-ALLOTMENT OPTION OF JAZZ AIR INCOME FUND IPO

MONTREAL, February 27, 2006 - ACE Aviation Holdings Inc. (ACE) (ACE.B and ACE.RV) and Jazz Air Income Fund (the Fund) (JAZ.UN) today announced that the Fund has issued an additional 1.5 million units pursuant to the exercise of the over-allotment option granted to the Underwriters in conjunction with the Fund's initial public offering at a price of $10.00 per unit. The closing of the underwriters' option was held today.

The gross proceeds of $15 million from the exercise of the over-allotment option bring the aggregate gross proceeds of the initial public offering of the Fund to $250 million. The net proceeds from the exercise of the over-allotment option in the amount of approximately $14.2 million will be used by ACE for general corporate purposes.

With the exercise of the over-allotment option, ACE holds a 79.7 % interest in Jazz Air LP. The Fund holds the balance of 20.3 %.

The offering was underwritten by a syndicate with CIBC World Markets and RBC Capital Markets acting as joint bookrunners.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The statements made in this release concerning future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. All dollar amounts in this release are in Canadian dollars. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. ACE, the Fund and Jazz Air LP caution that actual future performance could be affected by a number of factors, many of which are beyond the control of ACE, the Fund and Jazz Air LP. Therefore, future events and results may vary substantially from what ACE, the Fund and Jazz Air LP currently foresee. Additional information identifying risks and uncertainties is contained in the amended and restated preliminary prospectus of the Fund and in ACE's 2005 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.


                                     - 30 -



Jazz Contact:     Nathalie Megann (Halifax)     (902) 873-5094

ACE Contacts:     Isabelle Arthur (Montreal)    (514) 422-5788
                  Peter Fitzpatrick (Toronto)   (416) 263-5576
                  Angela Mah (Vancouver)       (604) 270-5741


Internet:         flyjazz.ca
                  aircanada.com

                                                                     Document 16

March 9, 2006


Filing Jurisdiction(s):

 X   British Columbia      X   New Brunswick
---                       ---
 X   Alberta               X   Nova Scotia                     TSX Venture
---                       ---                             ---
 X   Saskatchewan          X   Prince Edward Island
---                       ---
 X   Manitoba              X   Newfoundland                X   TSX
---                       ---                             ---
 X   Ontario                   North West Territories
---                       ---
 X   Quebec                    Yukon
---                       ---
                               Nunavut
---                       ---


Dear Sirs:

RE:      ACE Aviation Holdings inc.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual General Meeting of Shareholders:


        DATE OF MEETING:                                May 30, 2006

        RECORD DATE FOR NOTICE:                         April 3, 2006

        RECORD DATE FOR VOTING:                         April 3, 2006

        BENEFICIAL OWNERSHIP DETERMINATION DATE:        April 3, 2006

        SECURITIES ENTITLED TO NOTICE:                  Class B Voting
                                                        Class A Variable Voting

        SECURITIES ENTITLED TO VOTE:                    Class B Voting
                                                        Class A Variable Voting


Yours very truly,
CIBC MELLON TRUST COMPANY

/s/ Lise Fortin
---------------
Associate Manager
Client Relations
Tel: (514) 285-3649

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ACE AVIATION HOLDINGS INC.
                                    -------------------------------------------
                                                   (Registrant)

Date:  March 17, 2006               By: /s/ Brian Dunne
      -------------------------         ---------------------------------------
                                        Name:  Brian Dunne
                                        Title: Executive Vice-President and
                                               Chief Financial Officer